06016280

File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

16 August 2006

RECEIVED
2006 AUG 23 P 1:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Directorate Change'

Yours faithfully

**Gemma Knowles**
**Assistant Company Secretary**

PROCESSED
AUG 24 2006
THOMSON FINANCIAL

Encl.

dw 8/23

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2006\ZE - SEC - Directorate Change- 16Aug06.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

**Directorate Changes**

Severn Trent Plc today announces the appointment of three Non-Executive Directors to the Board of Biffa Plc.

Roger Payne will be the Senior Independent Non-Executive Director and will chair the Audit Committee. Roger (58) joins Biffa after a business career in both operations and finance. He was Finance Director of Rentokil Initial plc from 2001 to 2005. He is also a non-executive director (and Audit Committee Chairman) of LogicaCMG plc and a non executive director of Nelson and Russell Holdings Ltd., Roger is a chartered certified accountant (FCCA) and an independent member of the Remuneration Committee of the Association of Chartered Certified Accountants.

Angie Risley will chair the Remuneration Committee. Angie (48) is currently Group Human Resources Director and a Board Director of Whitbread plc. Angie is also a member of the Low Pay Commission.

Gareth Llewellyn will chair the Health and Safety and Environment Committee. Gareth (41) is currently Group Director of Corporate Responsibility at National Grid. Prior to this he was Head of Risk at the Environment Agency. Gareth is a non-executive director of both National Grid Property and the Corporate Responsibility Group and until recently at the UK Business Council for Sustainable Energy.

Bob Davies, Chairman of Biffa Plc, said

*"I am delighted that we have been able to secure the services of three talented individuals who bring a complementary range of skills to the Board of Biffa. Their appointment marks an important further stage in ensuring the successful demerger of Biffa from Severn Trent Plc by the end of October."*

Severn Trent Plc also announces today that Marisa Cassoni, a non-executive director, will stand down from the Board of Severn Trent Plc at the date of the demerger by which time she will have completed five years on the Board.

Ms Cassoni is Finance Director at the John Lewis Partnership and also holds non-executive directorships at GFI Group Inc and WSP Group Plc. She is also a member of the CBI Economic Affairs Committee and a member of the Financial Reporting Council's Accounting Standards Board.

Sir John Egan, Chairman of Severn Trent Plc, said

*"On behalf of the Board, I would like to thank Marisa for the contribution she has made over the past five years, in particular for her membership of the Audit, Remuneration and Nominations Committees. Marisa leaves with our best wishes for the future."*

For further information contact:

Peter Gavan
Director of Corporate Affairs
Severn Trent Plc
Direct Line: 0121 722 4310

David Trenchard
Tulchan Communications Group Ltd
Tel: 020 7353 4201

Notes:

1. On 4 April 2006 Severn Trent Plc announced the proposed demerger of Biffa scheduled to be completed by the end of October. Biffa is a leading integrated waste management business in the UK which operates across the breadth of the waste management value chain. It provides waste collection, treatment and recycling and disposal services to around 80,000 local and national customers in the industrial, commercial and municipal sectors.